POSEIDON MINERALS LTD.

Box 273, Two Bentall Center
555 Burrard Street, 9th Floor
Vancouver, BC V7X 1M8
Telephone: (604) 688-1508
Fax: (604) 893-7071
TSX Symbol: PMN

NEWS RELEASE

June 20, 2002 - Poseidon Minerals Ltd. (the "Company") announces that it has agreed with certain of its creditors to settle debts aggregating up to $144,590 by issuing 1,445,900 shares to the creditors at a deemed price of $0.10 per share. The conversion of debt into shares is subject to the approval of the TSX Venture Exchange. The shares issued on the settlement on the debts will be subject to a 12 month hold period from the date the shares are issued.

One of the largest creditors of the Company is Windarra Minerals Ltd. ("Windarra") which currently holds 1,123,483 shares of the Company representing 18.97% of the issued and outstanding shares of the Company. Windarra has agreed to convert its debt of $66,500 into 665,000 shares of the Company. The issuance of shares for debt together with Windarra's existing shareholdings would resulting in Windarra becoming a "control person" of the Company as defined in Section 1(1) of the *British Columbia Securities Act* as it will own at least 20% of the issued and outstanding shares of the Company.

The conversion of debt is subject to shareholder and Exchange approval.

ON BEHALF OF THE BOARD
POSEIDON MINERALS LTD.

"Steven Brunelle"

Steven Brunelle, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.